EXHIBIT 99.1

Western Copper and Gold Amends Private Placement

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRES

VANCOUVER, British Columbia, Jan. 25, 2018 (GLOBE NEWSWIRE) -- Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN) (NYSE American:WRN) announces that it has amended the terms of the non-brokered private placement announced on January 22, 2018. The Company will now be issuing up to 3,043,480 units (each a "Unit") at a price of $1.15 per Unit for gross proceeds of $3.5 million (the "Private Placement").

Each Unit will consist of one common share of the Company (a “Share”) and half of one non-transferable warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder to purchase one additional Share at a price of $1.75 for a period of 24 months from closing.

Western plans to close the Private Placement as soon as practicable subject to receipt of all necessary regulatory approvals, including the approval of the TSX. Finders’ fees may be payable on a portion of the Private Placement.

The Company intends to use the net proceeds from the Private Placement for permitting and development of the Casino Project and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada’s premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Paul West-Sells”

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

For more information, please contact:

Chris Donaldson
Manager, Corporate Development and Community
604.638.2520 or cdonaldson@westerncopperandgold.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, “forward-looking statements”). Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding the anticipated closing date of and the use of proceeds from the Private Placement. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that all regulatory approvals will be received in a timely manner and on acceptable terms; that general business conditions will note change in a materially adverse manner and that the Private Placement will proceed as planned.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; the risks and uncertainties related to the Private Placement not being completed in the event that the conditions precedent thereto (including receipt of requisite regulatory approvals) are not satisfied; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.